Exhibit 99.(a)(1)(R)

Contacts: Media Relations	Laura Conn, Investor Relations
(800) 775-7290	(972) 770-5810

BRINKER INTERNATIONAL ANNOUNCES

FINAL RESULTS OF TENDER OFFER

DALLAS (Oct. 17, 2006) — Brinker International, Inc. (NYSE: EAT) announced today the final results of its modified “Dutch Auction” tender offer, which expired at midnight, Eastern Time on Oct. 11, 2006.

Brinker has accepted for purchase 1,259,241 shares of its common stock at a purchase price of $40 per share, for a total cost of $50.4 million.  Because the number of shares of common stock validly tendered at or below the purchase price was less than the number of shares that Brinker offered to purchase, proration was not necessary.

Mellon Investor Services LLC, the depositary, will promptly issue payment for the shares validly tendered and accepted under the tender offer.

In the tender offer, Brinker offered to purchase up to 11,250,000 shares of its outstanding common stock at a price per share not greater than $40 and not less than $35.25, for a maximum aggregate purchase price of $450 million.

The shares accepted for purchase represent approximately 1.5 percent of Brinker’s 82,741,879 shares of common stock issued and outstanding as of Sept. 27, 2006.

All inquiries about the tender offer should be directed to the information agent, D. F. King at (800) 578-5378 or collect at (212) 269-5550.

At the end of fiscal year 2006, Brinker International either owned, operated, or franchised 1,622 restaurants under the names Chili’s Grill & Bar (1,200 units), Romano’s Macaroni Grill (241 units), Maggiano’s Little Italy (37 units), and On The Border Mexican Grill & Cantina (144 units).

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties and, consequently, could be affected by general business and economic conditions, the impact of competition, the impact of acquisitions and divestitures, the seasonality of  the company’s business, adverse weather conditions, future commodity prices, fuel and utility costs and availability, terrorists acts, consumer perception of food safety, changes in consumer taste, health epidemics or pandemics, changes in demographic trends, availability of employees, unfavorable publicity, the company’s ability to meet its growth plan, acts of God, governmental regulations, and inflation.

# # #